Exhibit 99.1
SUZANO S.A.
Publicly Held Company with Authorized Capital
CNPJ/MF nº 16.404.287/0001-55
NIRE nº 29.300.016.331
MINUTES OF THE BOARD OF DIRECTORS’ MEETING
HELD ON JUNE 2, 2026
1.Date, Time, and Place: On June 2, 2026, at 11:30 a.m., through Suzano S.A.’s (“Company”) videoconference system, its Board of Directors (“Board”) met.
2.Attendance: The following members of the Company’s Board attended the meeting, representing its entirety: David Feffer (Chairman of the Board of Directors), Daniel Feffer (Vice-Chairman of the Board of Directors), Nildemar Secches (Vice-Chairman of the Board of Directors), Gabriela Feffer Moll, Maria Priscila Rodini Vansetti Machado, Paulo Rogerio Caffarelli, Paulo Sergio Kakinoff, Rodrigo Calvo Galindo and Walter Schalka.

3.Call Notice: The meeting was duly convened in accordance with Article 13 of the Company’s Bylaws and Clause 6.1 of the Board’s Internal Rules.

4.Board: Mr. David Feffer chaired the meeting and Mr. Marcos Moreno Chagas Assumpção acted as secretary.

5.Agenda: To resolve on: (1) the increase of the Company’s share capital, within the limit of authorized capital and without amendment to the bylaws, without the issuance of new shares, through the capitalization of part of the amounts recorded in the tax incentive reserve account, in accordance with Article 169, caput and paragraph 1, of Law No. 6,404, of December 15, 1976 (“Brazilian Corporation Law”), arising from the release of funds related to the reinvestment tax incentive granted by Superintendência do Desenvolvimento do Nordeste – SUDENE, in the amount of R$14,573,653.80 (fourteen million, five hundred and seventy-three thousand, six hundred and fifty-three reais and eighty cents) (“Capital Increase”); (2) the proposal to amend the head paragraph of Article 5 of the Company’s bylaws, to be resolved at the next general shareholders’ meeting, to reflect the new share capital amount; and (3) the authorization for the Company’s Executive Vice Presidency to carry out all acts necessary to implement the above resolutions.

6.Resolutions: After discussion of the matters on the agenda, the directors, unanimously and without reservations, approved:

(1)The Capital Increase, increasing the Company’s share capital from R$24,269,281,424.63 (twenty-four billion, two hundred and sixty-nine million, two hundred and eighty-one thousand, four hundred and twenty-four reais and sixty-three cents), divided into 1,264,117,615 (one billion, two hundred and sixty-four million, one hundred and seventeen thousand, six hundred and fifteen) common shares, all registered, book-entry shares with no par value, to R$24,283,855,078.43 (twenty-four billion, two hundred and eighty-three million, eight hundred and fifty-five thousand, seventy-eight reais and forty-three cents), divided into 1,264,117,615 (one billion, two hundred and sixty-four million, one hundred and seventeen thousand, six hundred and fifteen) common shares, all registered, book-entry shares with no par value.

(2)The proposal to amend the head paragraph of Article 5 of the Company’s bylaws, to be submitted to the next general shareholders’ meeting, which, if approved, shall read as follows:

Article 5 – The Company’s share capital, fully subscribed and paid-in, is R$24,283,855,078.43 (twenty-four billion, two hundred and eighty-three million, eight hundred and fifty-five thousand, seventy-eight reais and forty-three cents), divided into 1,264,117,615 (one billion, two hundred and sixty-four million, one hundred and seventeen thousand, six hundred and fifteen) common shares, all registered, book-entry shares with no par value.

(3)The authorization for the Company’s Executive Vice Presidency to carry out all acts necessary to implement the above resolutions.

7.Closing: There being no further matters to be discussed, the meeting was closed. The minutes were drawn up, read, and will be electronically signed by all attending Board members.

I hereby certify that these minutes are an extract from the minutes of the Meeting of the Board of Directors of Suzano S.A. held on this date, and that the resolutions above reflect the decisions taken by the Board of Directors.

São Paulo, June 2, 2026.

Marcos Moreno Chagas Assumpção
Secretary
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